STATEMENT RE COMPUTATION OF PER SHARE EARNINGS


































                                   EXHIBIT 11
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      Earnings per share of $3.26 for 1999 were  computed by dividing net income of $107,296,971 by the weighted average number of shares of common stock outstanding during 1999 of 32,913,489.